Exhibit (a)(5)(A)
Biogen Idec announces preliminary results of its modified “Dutch Auction” tender offer
Cambridge, MA, June 27, 2007 — Biogen Idec Inc. (NASDAQ: BIIB) today announced the preliminary results of its modified “Dutch Auction” tender offer which expired at 12:00 midnight ET on Tuesday, June 26, 2007. Biogen Idec expects to accept for payment an aggregate of 56,428,198 shares of its common stock at a purchase price of $53 per share, for an aggregate share repurchase of approximately $3 billion. These shares represent approximately 16.4 percent of the shares outstanding as of June 25, 2007.
Based on a preliminary count by Computershare Trust Co., an aggregate of 56,428,198 shares were properly tendered and not withdrawn at or below $53, including 27,438,208 shares that were tendered through notice of guaranteed delivery.
The number of shares to be purchased is preliminary. The determination of the final number of shares to be purchased is subject to confirmation by the depositary. The actual number of shares validly tendered and not withdrawn will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter.
Merrill Lynch & Co. and Goldman, Sachs & Co. acted as financial advisors on this transaction. Biogen Idec has also obtained a commitment from Merrill Lynch Capital Corporation and Goldman, Sachs Credit Partners L.P. for up to a $1.5 billion term loan which will be used to partially finance the tender offer.
About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs. Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies. Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.
For more information contact:
MEDIA CONTACT:
  Jose Juves, Director
  Public Affairs
  (617) 914-6524
INVESTOR CONTACT:
  Keith Regnante, Director
  Investor Relations
  (617) 679-2812